    AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON AUGUST 18, 1999


                                                      REGISTRATION NO. 333-83963
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                            ------------------------


                                AMENDMENT NO. 2

                                       TO

                                    FORM S-3
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933
                            ------------------------

                             LSI LOGIC CORPORATION
             (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

                        DELAWARE                                                94-2712976
    (STATE OR OTHER JURISDICTION OF INCORPORATION OR             (I.R.S. EMPLOYER IDENTIFICATION NUMBER)
                     ORGANIZATION)

                            1551 MCCARTHY BOULEVARD
                           MILPITAS, CALIFORNIA 95035
                                 (408) 433-8000

  (ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE, OF
                   REGISTRANT'S PRINCIPAL EXECUTIVE OFFICES)

                             DAVID E. SANDERS, ESQ.
                 VICE PRESIDENT, GENERAL COUNSEL AND SECRETARY
                             LSI LOGIC CORPORATION
                            1551 MCCARTHY BOULEVARD
                           MILPITAS, CALIFORNIA 95035
                                 (408) 433-8000
 (NAME, ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE,
                             OF AGENT FOR SERVICE)

                                   COPIES TO:
                             LARRY W. SONSINI, ESQ.
                               JOHN A. FORE, ESQ.
                            EDWARD F. VERMEER, ESQ.
           WILSON SONSINI GOODRICH & ROSATI, PROFESSIONAL CORPORATION
                               650 PAGE MILL ROAD
                          PALO ALTO, CALIFORNIA 94304
                                 (650) 493-9300

        APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC:
   From time to time after the effective date of this Registration Statement.

    If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. [ ]

    If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. [X]

    If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]
---------------

    If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]
---------------

    If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [ ]

                        CALCULATION OF REGISTRATION FEE


-------------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------------
                                                                 PROPOSED MAXIMUM
             TITLE OF EACH CLASS OF SECURITIES                  AGGREGATE OFFERING           AMOUNT OF
                      TO BE REGISTERED                              PRICE(1)(2)          REGISTRATION FEE
-------------------------------------------------------------------------------------------------------------
Debt Securities.............................................            --                      --
Common stock, $0.01 par value per share(3)..................            --                      --
Total.......................................................       $600,000,000          $166,800.00(4)(5)
-------------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------------


(1) Or (i) if any Debt Securities are issued at an original issue discount, such greater principal amount as shall result in an aggregate initial offering price equal to the amount to be registered or (ii) if any Debt Securities are issued with a principal amount denominated in a foreign currency or composite currency, such principal amount as shall result in an aggregate initial offering price equivalent thereto in United States dollars at the time of initial offering.

(2) These figures are estimates made solely for the purpose of calculating the registration fee pursuant to Rule 457(o). Exclusive of accrued interest, if any, on the Debt Securities.


(3) Each share of common stock registered hereby shall include the associated right to purchase one one-thousandth of a share of the Registrant's Series A Participating Preferred Stock.



(4) $162,247.75 in registration fees were already paid upon the initial filing of this Registration Statement on July 29, 1999.



(5) Previously paid.


    THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1933 OR UNTIL THIS REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(a), MAY DETERMINE.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

THE INFORMATION IN THIS PROSPECTUS IS NOT COMPLETE AND MAY BE CHANGED. WE MAY NOT SELL THE SECURITIES UNTIL THE REGISTRATION STATEMENT FILED WITH THE SECURITIES AND EXCHANGE COMMISSION IS EFFECTIVE. THIS PROSPECTUS IS NOT AN OFFER TO SELL THESE SECURITIES AND IS NOT SOLICITING AN OFFER TO BUY THESE SECURITIES IN ANY STATE WHERE THE OFFER OR SALE IS NOT PERMITTED.


                  SUBJECT TO COMPLETION, DATED AUGUST 18, 1999


PROSPECTUS

                                  $600,000,000

                                [LSI LOGIC LOGO]

                      BY THIS PROSPECTUS, WE MAY OFFER --

                                  COMMON STOCK
                                DEBT SECURITIES

                           -------------------------


     Our common stock is listed on the New York Stock Exchange Composite Tape under the symbol "LSI." On August 17, 1999, the reported last sale price of our common stock on the New York Stock Exchange Composite Tape was $56 1/2 per share.


                           -------------------------

     SEE "RISK FACTORS" ON PAGE 8 FOR INFORMATION YOU SHOULD CONSIDER BEFORE BUYING THE SECURITIES.
                           -------------------------

     We will provide specific terms of these securities in supplements to this prospectus. You should read this prospectus and any supplements carefully before you invest.

                           -------------------------

     This prospectus may not be used to offer and sell securities unless accompanied by a prospectus supplement.

                           -------------------------

     NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR DETERMINED IF THIS PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                     This prospectus is dated             , 1999

                               PROSPECTUS SUMMARY

     This prospectus is part of a registration statement that we filed with the SEC utilizing a "shelf" registration process. Under this shelf process, we may, from time to time, sell in one or more offerings up to a total dollar amount of $600,000,000 of any combination of the following securities:

     - shares of our common stock, and

     - our debt securities.

     This prospectus provides you with a general description of the securities we may offer. Each time we sell securities, we will provide a prospectus supplement that will contain specific information about the terms of that offering, including the specific amounts, prices and terms of the securities offered. The prospectus supplement may also add, update or change information contained in this prospectus. You should read both this prospectus and any prospectus supplement together with additional information described below under the heading "Where You Can Find More Information."

     We encourage you to read our annual report on Form 10-K, and quarterly reports on Form 10-Q, in each case, as amended. Instructions on how you can get copies of these documents are provided below under the heading "Where You Can Find More Information."

COMMON STOCK

     We may issue shares of common stock. Common stockholders are entitled to receive dividends declared by the Board of Directors, subject to rights of preferred stock holders. Currently, we do not pay a dividend. Each holder of common stock is entitled to one vote per share. The holders of common stock have no preemptive rights.

DEBT SECURITIES


     We may offer unsecured general obligations in the form of either senior or subordinated debt. We refer to the senior debt securities and the subordinated debt securities as the "debt securities" in this prospectus. The senior debt securities will have the same rank as all of our other unsecured, unsubordinated debt. The subordinated debt securities will be entitled to payment only after payment on our senior indebtedness and will rank equally with our outstanding
4 1/4% convertible subordinated notes due 2004. Senior indebtedness generally includes all indebtedness for money borrowed by us, except indebtedness that is stated to be not senior to, or to have the same rank as, or is expressly junior to the subordinated debt securities.


     The senior and subordinated debt will be issued under separate indentures between us and State Street Bank and Trust Company of California, N.A., as trustee. We have summarized the general features of the debt from the indentures. We encourage you to read the indentures which are exhibits to this Registration Statement No. (333-83963).

                             LSI LOGIC CORPORATION

     We are a worldwide leader in the design, development, manufacture and marketing of high performance application specific integrated circuits and application specific standard products. Our submicron process technologies, combined with our CoreWare design methodology, enable us to integrate system level solutions on a single chip. We tailor our products to the specific application requirements of original equipment manufacturers and other customers in the following markets:

     - networking,

     - telecom/wireless,

     - consumer,

     - computer,

     - storage components, and

     - storage systems.

     Many of our customers are worldwide leaders in their end markets. Our customers include:

     - Cisco Systems, Inc.,

     - Compaq Computer Corporation,

     - Hewlett-Packard Company,

     - IBM Corporation,

     - NCR,

     - Sony Corporation, and

     - Sun Microsystems, Inc.

     Since our inception, we have based our technology and our business strategy on integrating increasingly complex electronic building blocks onto a few chips or a single chip. High-level, industry-standard building blocks of the type that were previously independent chips, such as microprocessors, networking controllers, digital signal processors and video compression engines, are used as "cores" that are connected electronically, along with a customer's proprietary logic and memory, to form an entire system on a single chip. Consequently, our customers achieve higher system performance, lower system cost and faster time-to-market with a differentiated product.

     We operate our own manufacturing facilities in order to control our deployment of advanced wafer fabrication technology, our manufacturing costs and our response to customer delivery requirements. In December 1998, we began production in a state-of-the-art facility in Gresham, Oregon. The new facility is equipped for advanced manufacturing operations and designed to accommodate our expansion requirements well into the foreseeable future. Our production operations in the United States and Japan, as well as those of our assembly and test subcontractors in Asia, are ISO certified, an important international measure for quality.

     We market our products and services worldwide through direct sales, marketing and field technical staff and through independent sales representatives and distributors. In addition, we specifically market our storage system products to original equipment manufacturing and end users through value added resellers.

     We were originally incorporated in California in 1980. In 1987, we were reincorporated in Delaware. Our principal offices are located at 1551 McCarthy Boulevard, Milpitas, California 95035, and our telephone number is (408) 433-8000.

                          GENERAL INDENTURE PROVISIONS

GENERAL INDENTURE PROVISIONS THAT APPLY TO SENIOR AND SUBORDINATED DEBT

     - Neither indenture limits the amount of debt that we may issue or provides holders any protection should there be a highly leveraged transaction involving our company.


     - The indentures generally allow us to merge, consolidate or convey, transfer or lease our properties and assets substantially as an entirety to another U.S. company, limited liability company, partnership, trust or other business entity, so long as the successor assumes our obligations under the indentures and immediately after giving effect to the transaction we are not in default under the indentures. If these events occur, the other entity will be required to assume our responsibilities on the debt, and we will be released from all liabilities and obligations, except in the case of a lease.


     - The indentures provide that holders of a majority of the total principal amount of the debt outstanding in any series may vote to change our obligations or your rights concerning the debt. But to change the payment of principal, interest, or adversely effect the right to convert or certain other matters, every holder in that series must consent.

     - We may discharge the indentures and defease restrictive covenants by depositing sufficient funds with the trustee to pay the obligations when due, as long as we are not in default under the indentures at that time. All amounts due to you on the debt would be paid by the trustee from the deposited funds.

EVENTS OF DEFAULT

     The following are the events of default under the indentures:

     - Principal not paid when due,

     - Sinking fund payment not made when due,

     - Failure to pay interest for 30 days,

     - Covenants not performed for 90 days after notice,


     - Our bankruptcy, insolvency or reorganization, and


     - Any other event of default in the indenture.

REMEDY

     Upon an event of default, other than a bankruptcy, insolvency or reorganization, the trustee or holders of 25% of the principal amount outstanding in a series may declare principal immediately payable. However, the holders of a majority in principal amount may rescind this action.

GENERAL INDENTURE PROVISIONS THAT APPLY ONLY TO SENIOR DEBT SECURITIES

     The indenture relating to the senior debt securities contains covenants restricting our ability to incur secured debt and our ability to sell or transfer our property to a lender or investor, which then, either directly or indirectly, leases the property back to us.

GENERAL INDENTURE PROVISIONS THAT APPLY ONLY TO SUBORDINATED DEBT SECURITIES

     The subordinated debt securities will be subordinated to all senior indebtedness.

                      WHERE YOU CAN FIND MORE INFORMATION

     We are subject to the informational requirements of the Securities Exchange Act of 1934 and file reports, proxy statements and other information with the Commission. Such reports, proxy statements and other information filed by us may be inspected and copied at the Public Reference Section of the Commission at 450 Fifth Street, N.W., Judiciary Plaza, Washington, D.C. 20549-1004. Information on the operation of the Public Reference Room may be obtained by calling the Commission at 1-800-SEC-0330. Reports, proxy and information statements and other information filed electronically by us with the Commission are available at the Commission's website at http://www.sec.gov.

     The Commission allows us to "incorporate by reference" into this prospectus the information we filed with the Commission. This means that we can disclose important information by referring you to those documents. The information incorporated by reference is considered to be a part of this prospectus. Information that we file later with the Commission will automatically update and supersede this information. We incorporate by reference the documents listed below and any future filings made by us with the Commission under Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act until our offering is complete.

     - The description of the common stock in our Registration Statement on Form 8-A filed on August 29, 1989, under Section 12(g) of the Exchange Act.

     - The description of our Amended and Restated Preferred Shares Rights Agreement in our Registration Statement on Form 8-A-12G/A filed on December 8, 1998, under Section 12(g) of the Exchange Act.

     - Annual Report on Form 10-K filed on March 5, 1999 and 10-K/A filed on July 29, 1999 for the fiscal year ended December 31, 1998.


     - Quarterly Report on Form 10-Q for the fiscal quarter ended March 28, 1999, filed on May 12, 1999.



     - Quarterly Report on Form 10-Q for the fiscal quarter ended June 27, 1999, filed on July 29, 1999.



     - Current Reports on Form 8-K filed on March 15, 1999, March 23, 1999, June 2, 1999 and July 26, 1999.



     - Current Reports on Form 8-K/A filed on March 5, 1999, March 31, 1999, May 28, 1999 and July 9, 1999.

     You may request a copy of these filings, at no cost, by writing or telephoning us at the following address:

     Investor Relations
     LSI Logic Corporation
     1551 McCarthy Boulevard
     Milpitas, California 95035
     (408) 433-6777

     You should rely only on the information incorporated by reference or provided in this prospectus. We have not authorized anyone else to provide you with different information. We are not making an offer of these securities in any state where the offer is not permitted. You should not assume the information in this prospectus is accurate as of any date other than the date on the front of those documents.

                                  RISK FACTORS

     Before you invest in the debt securities or shares of common stock, you should be aware of various risks, including those described below. You should carefully consider these risk factors, together with all of the other information included or incorporated by reference in this prospectus, before you decide whether to purchase the debt securities or common stock. The risks set out below are not the only risks we face.

     If any of the following risks occur, our business, financial condition and results of operations could be materially adversely affected. In such case, the trading price of the debt securities and common stock could decline, and you may lose all or part of your investment.

IF WE ARE NOT ABLE TO IMPLEMENT NEW PROCESS TECHNOLOGIES SUCCESSFULLY, OUR OPERATING RESULTS AND FINANCIAL CONDITION WILL BE ADVERSELY IMPACTED

     The semiconductor industry is intensely competitive and characterized by constant technological change, rapid product obsolescence and evolving industry standards. We believe that our future success depends, in part, on our ability to improve on existing technologies and to develop and implement new ones in order to continue to reduce semiconductor chip size and improve product performance and manufacturing yields. We must also adopt and implement emerging industry standards and adapt products and processes to technological changes. If we are not able to implement new process technologies successfully or to achieve volume production of new products at acceptable yields, our operating results and financial condition will be adversely impacted.

     In addition, we must continue to develop and introduce new products that compete effectively on the basis of price and performance and that satisfy customer requirements. We continue to emphasize engineering development and acquisition of CoreWare building blocks, or cores, and integration of our CoreWare libraries into our design capabilities. Our cores and ASSPs are intended to be based upon industry standard functions, interfaces and protocols so that they are useful in a wide variety of systems applications. Development of new products and cores often requires long-term forecasting of market trends, development and implementation of new or changing technologies and a substantial capital commitment. We cannot assure you that ASSPs or cores that we select for investment of our financial and engineering resources will be developed or acquired in a timely manner or will enjoy market acceptance.

DISRUPTION OF OUR MANUFACTURING FACILITIES COULD CAUSE DELAYS IN SHIPMENTS OF PRODUCTS TO OUR CUSTOMERS AND COULD RESULT IN CANCELLATION OF ORDERS OR LOSS OF CUSTOMERS

     A variety of reasons, including work stoppages, fire, earthquake, flooding or other natural disasters, or Year 2000 related problems could cause disruption of operations at any of our primary manufacturing facilities or at any of our assembly subcontractors. Although we carry business interruption insurance, the disruption could result in delays in shipments of products to our customers. We cannot assure you that alternate production capacity would be available if a major disruption were to occur, or that if it were available, it could be obtained on favorable terms. A disruption could result in cancellation of orders or loss of customers. The loss would result in a material adverse impact on our operating results and financial condition.

OUR LACK OF LONG-TERM VOLUME PRODUCTION CONTRACTS WITH OUR CUSTOMERS COULD RESULT IN INSUFFICIENT CUSTOMER ORDERS WHICH WOULD RESULT IN UNDERUTILIZATION OF OUR MANUFACTURING FACILITIES

     We generally do not have long-term volume production contracts with our customers. We cannot control whether and to what extent customers place orders for any specific ASIC design or ASSPs and the quantities of products included in those orders. Insufficient orders will result in underutilization of our manufacturing facilities and would adversely impact our operating results and financial condition.

BRINGING OUR NEW WAFER FABRICATION FACILITY TO FULL OPERATING CAPACITY COULD TAKE LONGER AND COST MORE THAN ANTICIPATED

     Our new wafer fabrication facility in Gresham, Oregon, began production in December 1998. The Gresham facility is a sophisticated, highly complex, state-of-the-art factory. Actual production rates depend upon the reliable operation and effective integration of a variety of hardware and software components. We cannot assure you that all of these components will be fully functional or successfully integrated within the currently projected schedule or that the facility will achieve the forecasted yield targets. Our inability to achieve and maintain acceptable production capacity and yield levels could have a material adverse impact on our operating results and financial condition.

     In addition, the amount of capital expenditures required to bring the facility to full operating capacity could be greater than we currently anticipate. Higher costs to bring the facility to full operating capacity will reduce margins and could have a material adverse impact on our results of operations and financial condition. As of June 30, 1999, we have spent approximately $789 million in capital expenditures on the Gresham facility. We plan to spend no more than $250 million in capital expenditures in 1999, approximately $84 million of which relate to the Gresham facility.

OUR LACK OF GUARANTEED SUPPLY ARRANGEMENTS WITH OUR SUPPLIERS COULD RESULT IN OUR INABILITY TO OBTAIN SUFFICIENT RAW MATERIALS FOR USE IN THE PRODUCTION OF OUR PRODUCTS

     We use a wide range of raw materials in the production of our semiconductors, host adapter boards and storage systems products, including silicon wafers, processing chemicals, and electronic and mechanical components. We generally do not have guaranteed supply arrangements with our suppliers and do not maintain an extensive inventory of materials for manufacturing. Some of these materials we purchase from a limited number of vendors, and some we purchase from a single supplier. On occasion, we have experienced difficulty in securing an adequate volume and quality of materials. We cannot assure you that if we have difficulty in obtaining materials or components in the future alternative suppliers will be available, or that available suppliers will provide materials and components in a timely manner or on favorable terms. If we cannot obtain adequate materials for manufacture of products, there could be a material impact on our operating results and financial condition.

HIGH CAPITAL REQUIREMENTS AND HIGH FIXED COSTS CHARACTERIZE OUR BUSINESS, AND WE FACE A RISK THAT REQUIRED CAPITAL MIGHT BE UNAVAILABLE WHEN WE NEED IT

     In order to remain competitive, we must continue to make significant investments in new facilities and capital equipment. We spent $330 million in 1998 and $29 million in the first two fiscal quarters of 1999, net of retirements and refinancings, on investments in new facilities and capital equipment, not including facilities and capital equipment acquired with Symbios. We expect to spend no more than $250 million during 1999. We expect to continue to make significant investments in new facilities and capital equipment. We believe that we will be able to meet our operating and capital requirements and obligations for the foreseeable future using existing liquid resources, funds generated from our operations and our ability to borrow funds. We believe that our level of liquid resources is important, and we may seek additional equity or debt financing from time to time. However, we cannot assure you that additional financing will be available when needed or, if available, will be on favorable terms. Moreover, any future equity or convertible debt financing will decrease existing stockholders' percentage equity ownership and may result in dilution, depending on the price at which the equity is sold or the debt is converted. In addition, the high level of capital expenditures required to remain competitive results in relatively high fixed costs. If demand for our products does not absorb additional capacity, the fixed costs and operating expenses related to increases in our production capacity could have a material adverse impact on our operating results and financial condition.

THE NATURE OF OUR INDUSTRY COULD CREATE FLUCTUATIONS IN OUR OPERATING RESULTS WHICH COULD RESULT IN A SUDDEN AND SIGNIFICANT DROP IN THE PRICE OF OUR STOCK AND OTHER SECURITIES, PARTICULARLY ON A SHORT-TERM BASIS

     Future operating results will continue to be subject to quarterly variations based upon a wide variety of factors including:

     - The cyclical nature of both the semiconductor industry and the markets addressed by our products,

     - The availability and extent of utilization of manufacturing capacity,

     - Erosion in the price of our products, and

     - The timing of new product introductions, the ability to develop and implement new technologies and other competitive factors.

     Operating results could also be impacted by sudden fluctuations in customer requirements, currency exchange rate fluctuations and other economic conditions affecting customer demand and the cost of operations in one or more of the global markets in which we do business.


     We operate in a technologically advanced, rapidly changing and highly competitive environment, and we predominantly sell custom products to customers operating in a similar environment. Accordingly, changes in the conditions of any of our customers may have a greater impact on our operating results and financial condition than if we predominantly offered standard products that could be sold to many purchasers. While we cannot predict what effect these various factors may have on our financial results, their aggregate effect could result in significant volatility in future performance and the trading prices of our common stock and other securities. Our failure to meet the performance expectations published by external sources could result in a sudden and significant drop in the price of our common stock, and other securities, particularly on a short-term basis.

IF WE ARE UNABLE TO COMPETE EFFECTIVELY WITH EXISTING OR NEW COMPETITORS, RESULTING LOSS OF COMPETITIVE POSITION COULD RESULT IN PRICE REDUCTIONS, FEWER CUSTOMER ORDERS, REDUCED REVENUES, REDUCED GROSS MARGINS AND LOST MARKET SHARE

     We compete in markets that are intensely competitive, and which exhibit both rapid technological changes and continued price erosion. Our competitors include many large domestic and foreign companies that have substantially greater financial, technical and management resources than us. Several major diversified electronics companies offer ASIC products and/or other products that are competitive with our product lines. Other competitors are smaller, specialized and emerging companies attempting to sell products in particular markets that we also target. In addition, we face competition from some companies whose strategy is to provide a portion of the products and services that we offer. For example, these competitors may offer semiconductor design services, license design tools, and/or provide support for obtaining products at an independent foundry. Some of our large customers, some of whom may have licensed elements of our process and product technologies, may develop internal design and production operations to produce their own ASICs, thereby displacing our products. Therefore, we cannot assure you that we will be able to continue to compete effectively with our existing or new competitors. Loss of competitive position could result in price reductions, fewer customer orders, reduced revenues, reduced gross margins, and loss of market share, any of which would affect our operating results and financial condition.

     To remain competitive, we continue to evaluate our worldwide manufacturing operations, looking for additional cost savings and technological improvements. If we are not able to implement successfully new process technologies and to achieve volume production of new products at acceptable yields, our operating results and financial condition may be affected.

     Our future competitive performance depends on a number of factors, including our ability to:

     - Accurately identify emerging technological trends and demand for product features and performance characteristics,

     - Develop and maintain competitive products,

     - Enhance our products by adding innovative features that differentiate our products from those of our competitors,

     - Bring products to market on a timely basis at competitive prices,

     - Properly identify target markets,

     - Respond effectively to new technological changes or new product announcements by others,

     - Reduce semiconductor chip size, increase device performance and improve manufacturing yields,

     - Adapt products and processes to technological changes, and

     - Adopt and/or set emerging industry standards.

     We cannot assure you that our design, development and introduction schedules for new products or enhancements to our existing and future products will be met. In addition, we cannot assure you that these products or enhancements will achieve market acceptance, or that we will be able to sell these products at prices that are favorable to us.

OUR SIGNIFICANT INVESTMENTS IN RESEARCH AND DEVELOPMENT BEFORE WE CONFIRM THE TECHNICAL FEASIBILITY AND COMMERCIAL VIABILITY OF A PRODUCT PRESENT RISKS THAT WE WILL BE UNABLE TO RECOVER THE DEVELOPMENT COSTS ASSOCIATED WITH SUCH PRODUCT

     We must continue to make significant investments in research and development in order to continually enhance the performance and functionality of our products, to keep pace with competitive products and to satisfy customer demands for improved performance, features and functionality. Technical innovations are inherently complex and require long development cycles and appropriate professional staffing. We must complete development of such innovations before they are obsolete, and make them sufficiently compelling to attract customers. Also, we must incur substantial research and development costs before we confirm the technical feasibility and commercial viability of a product. Therefore, we spend substantial resources determining the feasibility of certain innovations that may not lead to a product but may instead result in numerous dead ends and sunk costs. We cannot assure you that revenues from future products or product enhancements will be sufficient to recover the development costs associated with such products or enhancements. Moreover, we may not be able to secure the financial resources necessary to fund future development.

OUR ACQUISITION AND INVESTMENT ALLIANCE ACTIVITIES COULD DISRUPT OUR ONGOING BUSINESS

     We intend to continue to make investments in companies, products and technologies, either through acquisitions or investment alliances. We are currently evaluating potential acquisition and investment alliances and will continue to do so on an ongoing basis. We do not currently have any commitments for a material acquisition or investment alliance. Acquisitions and investment activities often involve risks, including:

     - We may experience difficulty in assimilating the acquired operations and employees,

     - We may be unable to retain the key employees of the acquired operation,

     - The acquisition or investment may disrupt our ongoing business,

     - We may not be able to incorporate successfully the acquired technology and operations into our business and maintain uniform standards, controls, policies and procedures, and

     - We may lack the experience to enter into new markets, products or technologies.

     Some of these factors are beyond our control. Failure to manage growth effectively and to integrate acquisitions would affect our operating results or financial condition.

CHANGES IN FOREIGN CURRENCY EXCHANGE RATES COULD AFFECT OUR OPERATIONS OR CASH FLOWS

     We have international subsidiaries that operate and sell our products globally. Our international sales totaled approximately $560 million in 1998 and $373 million in the first two fiscal quarters of 1999. Further, we purchase a substantial portion of our raw materials and equipment from foreign suppliers, and we incur labor and other operating costs in foreign currencies, particularly in our Japanese manufacturing facilities. As a result, we are exposed to changes in foreign currency exchange rates or weak economic conditions in the other countries.

     Our debt obligations in Japan totaled approximately 8.6 billion yen, approximately $71 million, at June 30, 1999. These obligations expose us to exchange rate fluctuations for the period of time from the start of the transaction until it is settled. In recent years, the yen has fluctuated substantially against the U.S. dollar. We use forward exchange, currency swap, interest rate swap and option contracts to manage our exposure to currency fluctuations and changes in interest rates. There were no interest rate swap or currency swap contracts outstanding as of June 30, 1999. We cannot assure you, however, that such hedging transactions will eliminate exposure to currency rate fluctuations and changes in interest rates. Notwithstanding our efforts to foresee and mitigate the effects of changes in fiscal circumstances, fluctuations in currency exchange rates in the future could affect our operations and/or cash flows. In addition, high inflation rates in foreign countries could affect our future results.

IF WE DO NOT SUCCESSFULLY COMPLETE MODIFICATIONS TO OUR SYSTEMS AND COMMERCIAL ARRANGEMENTS IN A TIMELY MANNER TO ACCOMMODATE THE NEW EUROPEAN CURRENCY, MATERIAL DISRUPTION OF OUR BUSINESS COULD OCCUR

     A new European currency was implemented in January 1999 to replace the separate currencies of eleven western European countries. In response, we are changing our operations as we modify systems and commercial arrangements to deal with the new currency. Modifications are necessary in operations such as payroll, benefits and pension systems, contracts with suppliers and customers, and internal financial reporting systems. We expect a three-year transition period during which transactions may also be made in the old currencies. This requires dual currency processes for our operations. We have identified issues involved and are developing and implementing solutions. The cost of this effort is not expected to have a material effect on our business or results of operations. We cannot assure you, however, that all problems will be foreseen and corrected or that no material disruption of our business will occur.

CHANGES IN INTERNATIONAL TRADE AND ECONOMIC CONDITIONS COULD ADVERSELY IMPACT OUR ABILITY TO MANUFACTURE OR SELL IN FOREIGN MARKETS AND COULD RESULT IN A DECLINE IN CUSTOMER ORDERS

     We have substantial business activities in Europe and the Pan-Asia region. Both manufacturing and sales of our products may be adversely impacted by changes in political and economic conditions abroad. A change in the current tariff structures, export compliance laws or other trade policies, in either the United States or foreign countries could adversely impact our ability to manufacture or sell in foreign markets.

     The recent economic crisis in Asia has affected business conditions and pricing in the region. We subcontract test and assembly functions to subcontractors in Asia. A significant reduction in the number or capacity of qualified subcontractors or a substantial increase in pricing could cause longer lead times, delays in the delivery of customer orders or increased costs. Such conditions could have an adverse impact on our operating results. Additionally, our customers sell products, especially consumer products, into the Pan-Asia region. A significant decrease in sales to end-users and consumers in the area could result in a decline in orders and have an impact on our operating results and financial condition.

OUR MARKETING STRATEGY CREATES RISKS ASSOCIATED WITH CUSTOMER CONCENTRATION

     We expect that we will become increasingly dependent on a limited number of customers for a substantial portion of our net revenues. This is as a result of our strategy to direct our marketing and selling efforts toward selected customers. During 1998, Sony Corporation accounted for 12% of net revenues. We fill Sony's orders as they are placed and accepted. We do not have a supply contract with Sony and Sony is not obligated to purchase our products.

     Our operating results and financial condition could be affected if:

     - We do not win new product designs from major customers,

     - Major customers cancel their business with us,

     - Major customers make significant changes in scheduled deliveries, or

     - Prices of products that we sell to these customers are decreased.

OUR BUSINESS AS A HIGH TECHNOLOGY COMPANY PRESENTS RISKS OF INTELLECTUAL PROPERTY OBSOLESCENCE, INFRINGEMENT AND LITIGATION

     Our success is dependent in part on our technology and other proprietary rights. We believe that there is value in the protection afforded by our patents, patent applications and trademarks. However, the semiconductor industry is characterized by rapidly changing technology. Our future success depends primarily on the technical competence and creative skills of our personnel, rather than on patent and trademark protection.

     As is typical in the semiconductor industry, from time to time we have received communications from other parties asserting that they possess patent rights, mask work rights, copyrights, trademark rights or other intellectual property rights which cover certain of our products, processes, technologies or information. We are evaluating several such assertions. We are considering whether to seek licenses with respect to certain of these claims. Based on industry practice, we believe that licenses or other rights, if necessary, could be obtained on commercially reasonable terms for existing or future claims. Nevertheless, we cannot assure you that licenses can be obtained, or if obtained will be on acceptable terms or that litigation or other administrative proceedings will not occur. Litigation of such claims or the inability to obtain certain licenses or other rights or to obtain such licenses or rights on favorable terms could have an impact on our operating results and financial condition.

CYCLICAL FLUCTUATIONS IN OUR MARKETS COULD CAUSE A DOWNTURN IN DEMAND FOR OUR PRODUCTS AND RESULT IN LOWER REVENUES

     We may experience period-to-period fluctuations or a decline as a result of the following:

     - Rapid technological change, rapid product obsolescence, and price erosion in our products,

     - Fluctuations in supply and demand in the semiconductor or storage markets for our products,

     - Maturing product cycles in our products or products produced by our customers, and

     - Fluctuations or declines in general economic conditions, which often produce abrupt fluctuations or declines in our products or the products or services offered by our suppliers and customers.

     Significant industry-wide fluctuations or a downturn as a result of these factors could affect our operating results and financial condition.

     The semiconductor industry also has experienced periods of rapid expansion of production capacity. Even if our customers' demand were not to decline, the availability of additional excess production capacity in our industry creates competitive pressure that can degrade pricing levels, which can also depress our revenues. Also, during such periods, customers who benefit from shorter lead times may delay some purchases into future periods, which could affect our demand and revenues for the short term. We cannot assure you that we will not experience such downturns or fluctuations in the future, which could affect our operating results and financial condition.

WE DEPEND ON KEY EMPLOYEES AND FACE COMPETITION IN HIRING AND RETAINING QUALIFIED EMPLOYEES

     Our employees are vital to our success. Moreover, our key management, engineering and other employees are difficult to replace. We generally do not have employment contracts with our key employees. Further, we do not maintain key person life insurance on any of our employees. The expansion of high technology companies in Silicon Valley and Colorado has increased demand and competition for qualified personnel. We may not be able to attract, assimilate or retain additional highly qualified employees in the future. These factors could affect our business, financial condition and results of operations.

IF WE, OUR SUPPLIERS OR OUR CUSTOMERS DO NOT SUCCESSFULLY, TIMELY OR ADEQUATELY ADDRESS THE YEAR 2000 ISSUE, WE COULD EXPERIENCE A SIGNIFICANT DISRUPTION OF OUR FINANCIAL MANAGEMENT AND CONTROL SYSTEMS OR A LENGTHY INTERRUPTION IN OUR MANUFACTURING OPERATIONS

     As with many other companies, the Year 2000 computer issue presents risks for us. We use a significant number of computer software programs and operating systems in our internal operations, including applications used in our financial, product development, order management and manufacturing systems.

     The inability of computer software programs to accurately recognize, interpret and process date codes designating the year 2000 and beyond could cause systems to yield inaccurate results or encounter operating problems resulting in the interruption of the business operations which they control. This could adversely affect our ability to process orders, forecast production requirements or issue invoices. A significant failure of the computer integrated manufacturing systems, which monitor and control factory equipment, would disrupt manufacturing operations and cause a delay in completion and shipping of products. Moreover, if our critical suppliers' or customers' systems or products fail because of a Year 2000 malfunction, it could impact our operating results. Finally, our own products could malfunction as a result of a failure in date recognition, giving rise to the possibility of warranty claims and litigation.

     Based on currently available information, our management does not believe that the Year 2000 issues discussed above, related to internal systems or products sold to customers, will have a material impact on our financial condition or overall trends in results of operations. However, we are uncertain to what extent we may be affected by such matters. A significant disruption of our financial management and control systems or a lengthy interruption in our manufacturing operations caused by a Year 2000 related issue could result in a material adverse impact on our operating results and financial condition. In addition, it is possible that a supplier's failure to ensure Year 2000 capability or our customer's concerns about Year 2000 readiness of our products would have a material adverse effect on our results of operations.

OUR ABILITY TO REPAY THE DEBT SECURITIES IS DEPENDENT IN PART ON THE EARNINGS OF OUR SUBSIDIARIES

     The debt securities are exclusively obligations of LSI Logic Corporation. A substantial portion of our operations are conducted through our subsidiaries. As a result, our cash flow and our ability to service our debt, including the debt securities, is dependent upon the earnings of our subsidiaries. In addition, we are dependent on the distribution of earnings, loans or other payments by our subsidiaries to us.

     Our subsidiaries are separate and distinct legal entities. Our subsidiaries have no obligation to pay any amounts due on the debt securities. Our subsidiaries are not required to provide us with funds for our payment obligations, whether by dividends, distributions, loans or other payments. In addition, any payment of dividends, distributions, loans or advances by our subsidiaries to us could be subject to statutory or contractual restrictions. Payments to us by our subsidiaries will also be contingent upon our subsidiaries' earnings and business considerations.

     Our right to receive any assets of any of our subsidiaries upon their liquidation or reorganization, and therefore the right of the holders to participate in those assets, will be effectively subordinated to the claims of that subsidiary's creditors, including trade creditors. In addition, even if we were a creditor to any of our subsidiaries, our rights as a creditor would be subordinate to any security interest in the assets of our subsidiaries and any indebtedness of our subsidiaries senior to that held by us.

POSSIBLE VOLATILITY OF PRICE OF COMMON STOCK

     The market price of our common stock has been volatile in the past and may be volatile in the future. The trading price of the common stock may be significantly affected by the following factors:

     - The cyclical nature of both the semiconductor industry and the markets addressed by our products,

     - The availability and extent of utilization of manufacturing capacity,

     - Erosion in the price of our products,

     - The timing of new product introductions, the ability to develop and implement new technologies and other competitive factors,

     - Our announcement of new products or product enhancements or similar announcements by our competitors, and

     - General market conditions or market conditions specific to particular industries.

     In addition, the stock prices of many companies in the technology and emerging growth sectors have fluctuated widely due to events unrelated to their operating performance. These fluctuations may adversely affect the market price of our common stock.

                                USE OF PROCEEDS

     Unless otherwise indicated in the applicable prospectus supplement, we anticipate that any net proceeds from the sale of securities offered by this prospectus will be used to fund expansion of our business, including for:

     - additional working capital,

     - capital expenditures,

     - repayment of existing indebtedness,

     - acquisitions of products, technologies and businesses, and

     - general corporate purposes.

     When we offer a particular series of securities offered by this prospectus, the prospectus supplement relating to that offering will set forth the intended use of the net proceeds received from that offering. Pending the application of the net proceeds, we expect to invest the proceeds from the sale of offered securities in interest-bearing securities.

                       RATIO OF EARNINGS TO FIXED CHARGES

     The ratio of earnings to fixed charges for each of the periods indicated is as follows:

                                                                                     SIX MONTHS ENDED
                                                FISCAL YEAR ENDED DECEMBER 31,      -------------------
                                             ------------------------------------   JUNE 30,   JUNE 30,
                                             1994   1995    1996    1997    1998      1998       1999
                                             ----   -----   -----   -----   -----   --------   --------
Ratio of earnings to fixed charges.........   5.7x   11.4x    7.2x   10.6x     --      9.5x       1.7x


     These computations include us and our consolidated subsidiaries. Ratio of earnings to fixed charges is computed by dividing (i) earnings before taxes adjusted for fixed charges, minority interest and capitalized interest net of amortization by (ii) fixed charges, which includes interest expense and capitalized interest incurred, plus the portion of interest expense under operating leases deemed by us to be representative of the interest factor, plus amortization of debt issuance costs. In 1998, earnings were inadequate to cover fixed charges by $140 million.


     Our fiscal years ended on December 31, 1997 and 1998, and the Sunday closest to December 31, in 1994, 1995 and 1996. For presentation purposes, this prospectus refers to December 31 as our fiscal year end.

                       DESCRIPTION OF THE DEBT SECURITIES

     The debt securities will either be our senior debt securities or our subordinated debt securities. The debt securities will be issued under one or more separate indentures between us and State Street Bank and Trust Company of California, N.A., as trustee. Senior debt securities will be issued under a senior indenture and subordinated debt securities will be issued under a subordinated indenture. Together, the senior indenture and subordinated indenture are called indentures. The prospectus, together with its prospectus supplement, will describe all the material terms of a particular series of debt securities.

     The following is a summary of the most important provisions and definitions of the indentures. For additional information, you should look at the applicable indenture that is filed as an exhibit to the registration statement which includes this prospectus. In this description of the debt securities, the words "LSI", "we", "us" or "our" refer only to LSI Logic Corporation and not to any of our subsidiaries.

GENERAL

     Debt securities may be issued in separate series without limitation as to aggregate principal amount. We may specify a maximum aggregate principal amount for the debt securities of any series. We are not limited as to the amount of debt securities we may issue under the indentures.

     The prospectus supplement will set forth:

     - whether the debt securities are senior or subordinated,

     - the offering price,

     - the title,

     - any limit on the aggregate principal amount,

     - the person who shall be entitled to receive interest, if other than the record holder on the record date,

     - the date the principal will be payable,

     - the interest rate, if any, the date interest will accrue, the interest payment dates and the regular record dates,

     - the place where payments shall be made,

     - any mandatory or optional redemption provisions,

     - if applicable, the method for determining how principal, premium, if any, or interest will be calculated by reference to an index or formula,

     - if other than U.S. currency, the currency or currency units in which principal, premium, if any, or interest will be payable and whether we or the holder may elect payment to be made in a different currency,

     - the portion of the principal amount that will be payable upon acceleration of stated maturity, if other than the entire principal amount,

     - if the principal amount payable at stated maturity will not be determinable as of any date prior to stated maturity, the amount which will be deemed to be the principal amount,

     - any defeasance provisions if different from those described below under "Satisfaction and Discharge -- Defeasance,"

     - any conversion or exchange provisions,

     - whether the debt securities will be issuable in the form of a global security,

     - any subordination provisions if different from those described below under "Subordinated Debt Securities,"

     - any deletions of, or changes or additions to, the events of default or covenants, and

     - any other specific terms of such debt securities.

     Unless otherwise specified in the prospectus supplement:

     - the debt securities will be registered debt securities; and

     - registered debt securities denominated in U.S. dollars will be issued in denominations of $1,000 or an integral multiple of $1,000.

     Debt securities may be sold at a substantial discount below their stated principal amount, bearing no interest or interest at a rate which at time of issuance is below market rates.

EXCHANGE AND TRANSFER

     Debt securities may be transferred or exchanged at the office of the security registrar or at the office of any transfer agent designated by us. We will not impose a service charge for any transfer or exchange, but we may require holders to pay any tax or other governmental charges associated with any transfer or exchange.

     In the event of any potential redemption of debt securities of any series, we will not be required to:

     - issue, register the transfer of, or exchange, any debt security of that series during a period beginning at the opening of business 15 days before the day of mailing of a notice of redemption and ending at the close of business on the day of the mailing, or

     - register the transfer of or exchange any debt security of that series selected for redemption, in whole or in part, except the unredeemed portion being redeemed in part.

     We have initially appointed the trustee as the security registrar. Any transfer agent, in addition to the security registrar, initially designated by us will be named in the prospectus supplement. We may designate additional transfer agents or change transfer agents or change the office of the transfer agent. However, we will be required to maintain a transfer agent in each place of payment for the debt securities of each series.

GLOBAL SECURITIES

     The debt securities of any series may be represented, in whole or in part, by one or more global securities. Each global security will:

     - be registered in the name of a depositary that we will identify in a prospectus supplement,

     - be deposited with the depositary or nominee or custodian, and

     - bear any required legends.

     No global security may be exchanged in whole or in part for debt securities registered in the name of any person other than the depositary or any nominee unless:

     - the depositary has notified us that it is unwilling or unable to continue as depositary or has ceased to be qualified to act as depositary,

     - an event of default is continuing, or

     - any other circumstances described in a prospectus supplement.

     As long as the depositary, or its nominee, is the registered owner of a global security, the depositary or nominee will be considered the sole owner and holder of the debt securities represented by the global security for all purposes under the indentures. Except in the above limited circumstances, owners of beneficial interests in a global security will not be:

     - entitled to have the debt securities registered in their names,

     - entitled to physical delivery of certificated debt securities, and

     - considered to be holders of those debt securities under the indenture.

     Payments on a global security will be made to the depositary or its nominee as the holder of the global security. Some jurisdictions have laws that require that certain purchasers of securities take physical delivery of such securities in definitive form. These laws may impair the ability to transfer beneficial interests in a global security.

     Institutions that have accounts with the depositary or its nominee are referred to as "participants." Ownership of beneficial interests in a global security will be limited to participants and to persons that may hold beneficial interests through participants. The depositary will credit, on its book-entry registration and transfer system, the respective principal amounts of debt securities represented by the global security to the accounts of its participants.

     Ownership of beneficial interests in a global security will be shown on and effected through records maintained by the depositary, with respect to participants' interests, or any participant, with respect to interests of persons held by participants on their behalf.

     Payments, transfers and exchanges relating to beneficial interests in a global security will be subject to policies and procedures of the depositary. The depositary's policies and procedures may change from time to time. Neither we nor the trustee will have any responsibility or liability for the depositary's or any participant's records with respect to beneficial interests in a global security.

PAYMENT AND PAYING AGENTS

     The provisions of this paragraph will apply to the debt securities unless otherwise indicated in the prospectus supplement. Payment of interest on a debt security on any interest payment date will be made to the person in whose name the debt security is registered at the close of business on the regular record date. Payment on debt securities of a particular series will be payable at the office of a paying agent or paying agents designated by us. However, at our option, we may pay interest by mailing a check to the record holder. The corporate trust office will be designated as our sole paying agent.

     We may also name any other paying agents in the prospectus supplement. We may designate additional paying agents, change paying agents or change the office of any paying agent. However, we will be required to maintain a paying agent in each place of payment for the debt securities of a particular series.

     All moneys paid by us to a paying agent for payment on any debt security which remain unclaimed for a period ending the earlier of:

     - 10 business days prior to the date the money would be turned over to the state, or

     - at the end of two years after such payment was due

will be repaid to us. Thereafter, the holder may look only to LSI for such payment.

CONSOLIDATION, MERGER AND SALE OF ASSETS

     We may not consolidate with or merge into any other person, in a transaction in which we are not the surviving corporation, or convey, transfer or lease our properties and assets substantially as an entirety to, any person, unless:

     - the successor, if any, is a U.S. corporation, limited liability company, partnership, trust or other business entity,

     - the successor assumes our obligations on the debt securities and under the indentures,

     - immediately after giving effect to the transaction, no default or event of default shall have occurred and be continuing, and

     - certain other conditions are met.

EVENTS OF DEFAULT

     Each indenture defines an event of default with respect to any series of debt securities as one or more of the following events:

          (1) failure to pay principal of or any premium on any debt security of that series when due,

          (2) failure to pay any interest on any debt security of that series for 30 days when due,

          (3) failure to deposit any sinking fund payment when due,

          (4) failure to perform any other covenant in the indenture continued for 90 days after being given the notice required in the indenture,

          (5) our bankruptcy, insolvency or reorganization, and


          (6) any other event of default specified in the prospectus supplement.


     An event of default of one series of debt securities is not necessarily an event of default for any other series of debt securities.

     If an event of default, other than an event of default described in clause
(5) above, occurs and continues, either the trustee or the holders of at least 25% in aggregate principal amount of the outstanding securities of that series may declare the principal amount of the debt securities of that series to be due and payable immediately. If an event of default described in clause (5) above occurs, the principal amount of all the debt securities of that series, will automatically become immediately due and payable. Any payment by us on the subordinated debt securities following any acceleration will be subject to the subordination provisions described below under "Subordinated Debt Securities."

     After acceleration the holders of a majority in aggregate principal amount of the outstanding securities of that series may, under certain circumstances, rescind and annul such acceleration if all events of default, other than the non-payment of accelerated principal, or other specified amount, have been cured or waived.

     Other than the duty to act with the required care during an event of default, the trustee will not be obligated to exercise any of its rights or powers at the request of the holders unless the holders offer the trustee reasonable indemnity. Generally, the holders of a majority in aggregate principal amount of the outstanding debt securities of any series will have the right to direct the time, method and place of conducting any proceeding for any remedy available to the trustee or exercising any trust or power conferred on the trustee.

     A holder will have the right to begin a proceeding under the indentures, or for the appointment of a receiver or a trustee, or for any other remedy under the indentures only if:

          (1) the holder has previously given to the trustee written notice of a continuing event of default with respect to the debt securities of that series,

          (2) the holders of at least 25% in aggregate principal amount of the outstanding debt securities of that series have made a written request and have offered reasonable indemnity to the trustee to begin the proceeding,

          (3) the trustee has not started the proceeding within 60 days after the request, and

          (4) the trustee has not received direction inconsistent with the original request from the holders of a majority in aggregate principal amount of the outstanding debt securities of that series within 60 days after the original request.


     Holders may, however, sue to enforce the payment of principal, premium or interest on or after the due date or their right to convert without following the procedures listed in (1) through (4) above.


     We will furnish the trustee an annual statement by our officers as to whether or not we are in default in the performance of the indenture and, if so, specifying all known defaults.

MODIFICATION AND WAIVER

     We and the trustee may make modifications and amendments to the indentures with the consent of the holders of a majority in aggregate principal amount of the outstanding securities of each series affected by the modification or amendment.

     However, neither we nor the trustee may make any modification or amendment without the consent of the holder of each outstanding security of that series affected by the modification or amendment if such modification or amendment would:

     - change the stated maturity of any debt security,

     - reduce the principal, premium, if any, or interest on any debt security,

     - reduce the principal of an original issue discount security or any other debt security payable on acceleration of maturity,

     - change the place of payment or the currency in which any debt security is payable,

     - impair the right to sue for any payment after the stated maturity or redemption date,

     - if subordinated debt securities, modify the subordination provisions in a materially adverse manner to the holders,

     - adversely affect the right to convert any debt security, or

     - change the provisions in the indenture that relate to modifying or amending the indenture.

SATISFACTION AND DISCHARGE; DEFEASANCE

     We may be discharged from our obligations on the debt securities of any series that have matured or will mature or be redeemed within one year if we deposit with the trustee enough cash to pay all the principal, interest and any premium due to the stated maturity date or redemption date of the debt securities.

     Each indenture contains a provision that permits us to elect:

     - to be discharged from all of our obligations, subject to limited exceptions, with respect to any series of debt securities then outstanding; and/or

     - to be released from our obligations under the following covenants and from the consequences of an event of default resulting from a breach of these covenants:

          (1) the limitations on sale and leaseback transactions under the senior indenture,

          (2) the limitations on secured debt under the senior indenture,

          (3) the subordination provisions under the subordinated indenture, and

          (4) covenants as to payment of taxes and maintenance of properties.

     To make either of the above elections, we must deposit in trust with the trustee enough money to pay in full the principal, interest and premium on the debt securities. This amount may be made in cash and/or U.S. government obligations. As a condition to either of the above elections, we must deliver to the trustee an opinion of counsel that the holders of the debt securities will not recognize income, gain or loss for Federal income tax purposes as a result of the action.

     If we elect to be discharged from all of our obligations as outlined above in the first bullet point in this section, the holders of the debt securities of the series will not be entitled to the benefits of the indenture, except for registration of transfer and exchange of debt securities and replacement of lost, stolen or mutilated debt securities.

NOTICES

     Notices to holders will be given by mail to the addresses of the holders in the security register.

GOVERNING LAW

     The indentures and the debt securities will be governed by, and construed under, the law of the State of New York, without regard to conflicts of laws principles.

REGARDING THE TRUSTEE

     The indentures limit the right of the trustee, should it become a creditor of LSI, to obtain payment of claims or secure its claims.

     The trustee is permitted to engage in certain other transactions. However, if the trustee acquires any conflicting interest, and there is a default under the debt securities of any series for which they are trustee, the trustee must eliminate the conflict or resign.

SENIOR DEBT SECURITIES

     The senior debt securities will be unsecured and will rank equally with all of our other unsecured and non-subordinated senior debt.

Covenants in the Senior Indenture

     Limitations on Liens. Neither we nor any restricted subsidiary will issue, incur, create, assume or guarantee any secured debt without securing the senior debt securities equally and ratably with or prior to that secured debt unless the total amount of all secured debt that the senior debt securities are not secured equally and ratably with, would not exceed the greater of $300 million or 10% of our consolidated net tangible assets.

     Limitations on Sale and Lease-back Transactions. Subject to the last paragraph of this Section, neither we nor any restricted subsidiary will enter into any lease longer than three years covering any of our principal property or any restricted subsidiary that is sold to any other person in connection with that lease unless either:

          (1) we or any restricted subsidiary would be entitled to incur indebtedness secured by a mortgage on the principal property involved in such transaction at least equal in amount to the attributable debt with respect to the lease, without equally and ratably securing the senior debt securities, pursuant to "Limitation on Liens" described above, or

          (2) an amount equal to the greater of the following amounts is applied within 180 days to the retirement of our or any restricted subsidiary's long-term debt or the purchase or development of comparable property:

     - the net proceeds from the sale; and

     - the attributable debt with respect to the sale and leaseback transaction.

     However, either we or our restricted subsidiaries would be able to enter into a sale and lease back transaction without being required to apply the net proceeds from this sale and lease back transaction as required by (2) above if the sum of the following amounts would not exceed the greater of $300 million or 10% of our consolidated net tangible assets:

     - the total amount of the sale and leaseback transactions, and

     - the total amount of secured debt.


     Absence of Certain Covenants. The prospectus supplement will specify any additional restrictive covenants applicable to the senior debt securities. The senior indenture does not contain provisions permitting the holders of senior debt securities to require us to repurchase or redeem the senior debt securities in the event of a takeover, recapitalization or similar restructuring, highly leveraged transaction, or any downgrading of our debt ratings.


Definitions

     "attributable debt" with regard to a sale and leaseback transaction means the lesser of:

          (1) the fair market value of such property as determined in good faith by our board of directors, or

          (2) discounted present value of all net rentals under the lease.

     "consolidated net tangible assets" means total assets, less reserves, after deducting:

     - total current liabilities, excluding:

     - notes and loans payable,

     - current maturities of long-term debt,

     - current maturities of capital leases, and

     - certain intangible assets to the extent included in total assets.

     "mortgage" means a mortgage, security interest, pledge, lien, charge or other encumbrance.


     "nonrecourse obligation" means indebtedness substantially related to:


     - acquisition of assets not previously owned by us or any restricted subsidiary, or

     - the financing of any project involving the development of either our or any of our restricted subsidiary's property in which the only recourse is to the proceeds or the project financed with the proceeds of the transaction.

     "principal property" means the land, improvements, buildings and fixtures owned by us or a subsidiary located in the United States that constitutes our principal corporate office, any manufacturing plant or any manufacturing facility and has a book value in excess of .75% of our consolidated net tangible assets as of the determination date. Principal property does not include any property that our board of directors has determined not to be of material importance to the business conducted by us and our subsidiaries, taken as a whole.

     "restricted subsidiary" means any subsidiary that owns any principal property. "Restricted subsidiary" does not include:

     - any subsidiary primarily engaged in financing receivables or in the finance business, or

     - any of our less than 80% owned subsidiaries if the common stock of the subsidiary is traded on any national securities exchange or quoted on the Nasdaq National Market or over the counter.

     "secured debt" means any of our debt or any debt of a restricted subsidiary for borrowed money secured by a mortgage on any principal property or any stock or indebtedness of a restricted subsidiary. Secured debt does not include:

     - mortgages on property existing at the time of acquisition of the property by us or any subsidiary,

     - mortgages on property, shares of stock or indebtedness or other assets of a corporation existing at the time it becomes a restricted subsidiary,

     - mortgages on property, shares of stock or indebtedness or other assets existing at the time of acquisition by us or a restricted subsidiary (including leases), or mortgages to secure payment of all or any part of the purchase price, or to secure any debt within 270 days after the acquisition thereof, or in the case of property, the completion of construction, improvement or commencement of substantial commercial operation of the property,

     - mortgages to secure indebtedness owing to us or to a restricted subsidiary,

     - mortgages existing at the date of the senior indenture,

     - mortgages on property existing at the time the person is merged or consolidated with us or a restricted subsidiary,

     - mortgages on property at the time of a sale or lease of the properties of a person as an entirety or substantially as an entirety to us or a restricted subsidiary,

     - mortgages incurred to finance the acquisition or construction of property secured by mortgages in favor of the United States or a political subdivision of the United States,

     - mortgages incurred in connection with asset acquisition or a project financed with a non-recourse obligation, or

     - mortgages constituting any extension, renewal or replacement of any mortgage listed above to the extent the mortgage is not increased.

SUBORDINATED DEBT SECURITIES

     The indebtedness evidenced by the subordinated debt securities is subordinated to the extent provided in the subordinated indenture to the prior payment in full in cash or other payment satisfactory to holders of senior indebtedness of all senior indebtedness, including any senior debt securities, and will rank equally with our outstanding 4 1/4% convertible subordinated notes due 2004.

     Upon any distribution of our assets upon any dissolution, winding up, liquidation or reorganization, payments on the subordinated debt securities will be subordinated in right of payment to the prior payment in full in cash or other payment satisfactory to holders of senior indebtedness of all senior indebtedness.


     In the event of any acceleration of the subordinated debt securities because of an event of default, holders of any senior indebtedness would be entitled to payment in full in cash or other payment satisfactory to holders of senior indebtedness of all senior indebtedness before the holders of subordinated debt securities are entitled to receive any payment or distribution.



     We are required to promptly notify holders of senior indebtedness if payment of the subordinated debt securities is accelerated because of an event of default.


     As a result of these subordination provisions, in the event of our bankruptcy, dissolution or reorganization, holders of senior indebtedness may receive more, ratably, and holders of the subordinated debt securities may receive less, ratably, than our other creditors.


     We may also not make payment on the subordinated debt securities if:



     - a default in the payment of senior indebtedness occurs and is continuing beyond any grace period,



     - any other default occurs and is continuing with respect to designated senior indebtedness that permits holders or their representatives of designated senior indebtedness to accelerate its maturity, and the trustee receives a payment blockage notice from us or some other person permitted to give the notice under the subordinated indenture, or


     - any judicial proceeding shall be pending with respect to any payment default or non-payment default.

     We may and shall resume payments on the subordinated debt securities:


     - in case of a payment default, the date on which the default is cured or waived or ceases to exist, and



     - in case of a nonpayment default, the earlier of the date on which the default is cured or waived or ceases to exist or 179 days after the receipt of the payment blockage notice.


     No new payment blockage period may start unless 365 days have elapsed from the effectiveness of the prior payment blockage notice.

     No nonpayment default that existed or was continuing on the date of delivery of any payment blockage notice to the trustee shall be the basis for a subsequent payment blockage notice.

     The subordination provisions will not prevent the occurrence of any event of default under the subordinated indenture.

     Senior debt securities will constitute senior indebtedness under the subordinated indenture.



     If the Trustee, any paying agent or any holder receives any payment or distribution of assets in contravention of these subordination provisions before all senior indebtedness is paid in full in cash or other payment satisfactory to holders of senior indebtedness, then such payment or distribution will be held in trust for the holders of senior indebtedness to the extent necessary to make payment in full in cash or payment satisfactory to the holders of senior indebtedness of all unpaid senior indebtedness.


Definitions


     "designated senior indebtedness" means senior indebtedness under our existing credit facility and any other senior indebtedness that expressly provides that it is "designated senior indebtedness."


     "indebtedness" means:

          (1) all obligations


             - for borrowed money,



             - evidenced by a note, debenture, bond or written instrument,



             - in respect of leases required, in conformity with generally accepted accounting principles, to be accounted for as capitalized lease obligations on the balance sheet,


             - all obligations and other liabilities under any lease or related document in connection with the lease of real property which provides that such person is contractually obligated to purchase or cause a third party to purchase the leased property and as a result guarantee a minimum residual value of the leased property to the lessor and the obligations of such person under such lease or related document to purchase or to cause a third party to purchase such leased property, or

             - in respect of letters of credit, local guarantees or bankers'
               acceptances;


          (2) all obligation of others of the type described in clause (1) above or clause (3), (4) or (5) below assumed by or guaranteed or in effect guaranteed by such person;



          (3) all obligations secured by a mortgage, pledge or similar arrangement encumbering property or assets;


          (4) all obligations under interest rate and currency swap agreements, cap, floor and collar agreements, spot and forward contracts and similar agreements and arrangements; and

          (5) all deferrals or renewals of (1) through (4) above.

     "senior indebtedness" means the principal, premium, if any, and interest, including bankruptcy interest and fees, and rent payable on all our indebtedness, whether outstanding on the date of the indenture or thereafter created, incurred, assumed, guaranteed or in effect guaranteed by us, including all renewals or extensions.

     However, senior indebtedness shall not include:

          - indebtedness evidenced by the subordinated debt securities,


          - our 4 1/4% convertible subordinated debentures due 2004,



          - indebtedness to any of our subsidiaries, except if it is pledged as security for any senior indebtedness,


          - our accounts payable to trade creditors arising in the ordinary course of business, and

          - any indebtedness that expressly provides that it shall not be senior in right of payment to, or on the same basis with, or is subordinated or junior to, the subordinated debt securities.

                          DESCRIPTION OF CAPITAL STOCK

     Our authorized capital stock consists of 450,000,000 shares of common stock, par value $0.01 per share, and 2,000,000 shares of preferred stock, par value $0.01 per share.

     COMMON STOCK. As of August 7, 1999, there were 147,622,560 shares of common stock outstanding held by approximately 2,907 holders of record. Each holder of common stock is entitled to one vote per share on all matters to be voted upon by the stockholders. Our certificate of incorporation provides that at all elections of directors, each holder of stock shall be entitled to cumulative voting. The holder may cast all of these votes for a single candidate or may distribute them among the number of directors to be elected. Holders of common stock are entitled to receive dividends declared by the board of directors, out of funds legally available for the payment of dividends subject to preferences that may be applicable to the holders of preferred stock. Upon liquidation, dissolution or winding up of our business, the holders of common stock are entitled to share equally in all assets available for distribution after payment of liabilities, subject to prior distribution rights of preferred stock. The holders of common stock have no preemptive or conversion rights or other subscription rights. No redemption or sinking fund provisions apply to the common stock.

     All outstanding shares of common stock are fully paid and nonassessable.

     PREFERRED STOCK. As of August 11, 1999, no shares of preferred stock were issued and outstanding. The board of directors has the authority to issue the preferred stock in one or more series and to fix the following rights, preferences, privileges and restrictions of the preferred stock without further vote or action by our stockholders:

     - dividend rights and rates,

     - terms of conversion, voting rights, terms of redemption, liquidation preferences,

     - the number of shares constituting any series or the designation of such series.

Preferred stock could be issued quickly with terms calculated to delay or prevent a change in control and may adversely affect the voting and other rights of the holders of common stock. Except in accordance with the rights plan described below, we have no present plans to issue any shares of preferred stock.

     PREFERRED SHARES RIGHTS PLAN. On November 16, 1988, our board of directors authorized a dividend distribution of one share purchase right for each share of common stock outstanding as of the close of business on December 15, 1988 and each future share of common stock. The Amended and Restated Preferred Shares Rights Agreement dated November 20, 1998 between us and BankBoston, N.A., as rights agent, provides, among other things, that after a distribution date, each right entitles the registered holder to purchase from us 1/1000 of a share of our Series A participating preferred stock, $0.01 par value, initially at a price of $100.00.

     The rights will expire ten years after the date of issuance, or December 15, 2008, unless earlier redeemed, and will become exercisable and transferable separately from the common stock following the tenth day after a person or group:

     - acquires beneficial ownership of 20% or more of our common stock,

     - announces a tender or exchange offer, the consummation of which would result in ownership by a person or group of 30% or more of our common stock, or

     - a later date after the occurrence of an event described in clause (i) or
       (ii) above as may be determined by a majority of directors not affiliated with the acquiring group or person.

     If (a) an acquiror obtains 30% or more of our common stock, (b) an acquiring entity combines with us in a transaction in which we are the surviving company and our common stock remains outstanding and unchanged or (c) we effect or permit certain "self-dealing" transactions with an owner of 20% or more of our common stock or its affiliates or associates, then each right will entitle the holder to purchase, at the then-current purchase price, a number of shares of common stock having a then-current market value of twice the purchase price.

     If (x) we merge into another entity, (y) an acquiring entity merges into us and our common stock is changed into or exchanged for other securities or assets or (z) we sell more than 50% of our assets or earning power, then each right will entitle the holder to purchase, at the then-current purchase price, a number of shares of common stock of the person engaging in the transaction having a then-current market value of twice the purchase price.

     We may redeem the rights at our option for $0.01 per right at any time on or prior to the tenth day after public announcement that a person or group has acquired beneficial ownership of 20% or more of our common stock or such later date as may be determined by a majority of the directors not affiliated with the acquiring group or person. The rights are also redeemable at our option following the shares acquisition date if:

     - such redemption is in connection with a consolidation or merger in which we are not the surviving corporation,

     - no acquiror has held more than 20% of our common stock for less than the last three years, and

     - the redemption is approved by a majority of the directors not affiliated with the acquiring group or person.

Our right of redemption may be reinstated if the acquiring person or group reduces its beneficial ownership to 10% or less of our common stock.


     The Series A participating preferred purchasable upon exercise of the rights will be nonredeemable and junior to any other series of our preferred stock. Each share of Series A participating preferred will have a preferential cumulative quarterly dividend in an amount equal to 1,000 times the dividend declared on each share of common stock. In the event of liquidation, the holders of Series A participating preferred will receive a preferred liquidation payment equal to 1,000 times the aggregate amount to be distributed per share to the holders of shares of common stock plus accrued dividends. Following payment of the Series A liquidation preference, and after the holders of shares of common stock shall have received an amount per share equal to the quotient obtained by dividing the Series A liquidation preference by 1,000, the holders of Series A participating preferred and holders of common stock will share ratably and proportionately the remaining assets to be distributed in liquidation. Each share of Series A participating preferred will have 1,000 votes and will vote together with the shares of common stock. In the event of any merger, consolidation or other transaction in which shares of common stock are exchanged for or changed into other securities, cash and/or other property, each share of Series A participating preferred will be entitled to receive 1,000 times the amount and type of consideration received per share of common stock.

     Although the rights should not interfere with a business combination approved by the board of directors in the manner set forth in the rights plan, they may cause substantial dilution to a person or group that attempts to acquire control without approval by the board.

DELAWARE GENERAL CORPORATION LAW SECTION 203

     We are a Delaware corporation subject to Section 203 of the Delaware General Corporation Law, an anti-takeover law. In general, Section 203 prohibits a publicly held Delaware corporation from engaging in a "business combination" transaction with an "interested stockholder" for a period of three years after the person became an interested stockholder, unless the business combination or the transaction in which the person became an interested stockholder is approved in the manner described below.

     The Section 203 restrictions do not apply if:

     (1) the business combination or transaction is approved by our board of directors before the date the interested stockholder obtained the status,

     (2) upon consummation of the transaction which resulted in the stockholder obtaining the status, the stockholder owned at least 85% of the shares of stock entitled to vote in the election of directors, the "voting stock". The 85% calculation does not include those shares:

        - owned by directors who are also officers of the target corporation, and

        - held by employee stock plans which do not permit employees to decide confidentially whether to accept a tender or exchange offer, or

     (3) on or after the date the interested stockholder obtained its status, the business combination is approved by our board of directors and at a stockholder meeting by the affirmative vote of at least 66 2/3% of the outstanding voting stock which is not owned by the interested stockholder.

     Generally, a "business combination" includes a merger, asset sale, or other transaction resulting in a financial benefit to the interested stockholder. Generally, an "interested stockholder" is a person who, together with affiliates and associates, owns, or within three years prior to the determination of interested stockholder status, did own, 15% or more of a corporation's voting stock. Section 203 may prohibit or delay mergers or other takeover or change in control attempts with respect to LSI Logic Corporation. As a result, Section 203 may discourage attempts to acquire us even though such transaction may offer our stockholders the opportunity to sell their stock at a price above the prevailing market price.

CHARTER AND BYLAW PROVISIONS

     Our charter and bylaws include provisions that may have the effect of discouraging, delaying or preventing a change in control or an unsolicited acquisition proposal that a stockholder might consider favorable, including a proposal that might result in the payment of a premium over the market price for the shares held by stockholders as follows:

     - our charter provides for cumulative voting at all elections of directors,

     - our board has the power to establish the rights, preferences and privileges of authorized and unissued shares,

     - our charter limits the liability of our directors, in their capacity as directors but not in their capacity as officers, to LSI Logic Corporation or its stockholders to the fullest extent permitted by Delaware law.

INDEMNIFICATION ARRANGEMENTS

     Our bylaws provide that our directors, officers and agents shall be indemnified against expenses, including attorneys' fees, judgments, fines, settlements actually and reasonably incurred in connection with any proceeding arising out of their status as such, if such director, officer or agent acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of LSI Logic Corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe such conduct was unlawful.

     We have entered into agreements to indemnify our directors and officers, in addition to the indemnification provided for in our Certificate of Incorporation and Bylaws. These agreements, among other things, indemnify our directors and officers for certain expenses, including attorney's fees, judgments, fines and settlement amounts incurred by any such person in any action or proceeding, including any action by or in the right of LSI, arising out of such person's services as a director or officer of LSI, any subsidiary of LSI or any other company or enterprise to which the person provides services at the request of LSI.

CHANGE OF CONTROL AGREEMENTS

     We have entered into certain severance agreements with each of our executive officers providing for the acceleration of unvested options held by such executive officers and the payment of certain lump sum amounts and benefits upon an involuntary termination at any time within twelve (12) months after a change of control.

     A "change of control" is defined as

     - the consummation of a merger or consolidation with any other corporation, other than a merger or consolidation in which we are the surviving entity,

     - the approval by our stockholders of a plan of liquidation or an agreement for the sale or disposition by us of all or substantially all of our assets, and

     - any person becoming the beneficial owner, as defined in Rule 13d-3 under the Securities and Exchange Act of 1934, as amended, of 50% or more of our total outstanding voting securities.

     Our successors shall be bound under the change of control severance agreements. The change of control severance agreements terminate on November 20, 2003. Although these should not interfere with a business combination, they may cause a substantial dilution to a person or group that attempts to acquire us without approval of our board of directors.

TRANSFER AGENT AND REGISTRAR

     The transfer agent and registrar for the common stock is Boston EquiServe, L.P.

                              PLAN OF DISTRIBUTION

     We may sell the securities separately or together:

     - through one or more underwriters or dealers in a public offering and sale by them,

     - directly to investors, or

     - through agents.

     We may distribute the securities from time to time in one or more transactions at a fixed price or prices. These prices may be changed from time to time and may be set:

     - at market prices prevailing at the times of sale,

     - at prices related to such prevailing market prices, or

     - at negotiated prices.

     We will describe the method of distribution of the securities in the prospectus supplement.

     Underwriters, dealers or agents may receive compensation in the form of discounts, concessions or commissions from us or our purchasers (as their agents in connection with the sale of securities). These underwriters, dealers or agents may be considered to be underwriters under the Securities Act. As a result, discounts, commissions, or profits on resale received by the underwriters, dealers or agents may be treated as underwriting discounts and commissions. The prospectus supplement will identify any such underwriter, dealer or agent, and describe any compensation received by them from us. Any initial public offering price and any discounts or concessions allowed or reallowed or paid to dealers may be changed from time to time.

     Underwriters, dealers and agents may be entitled to indemnification by us against certain civil liabilities, including liabilities under the Securities Act, or to contribution with respect to payments made by the underwriters, dealers or agents, under agreements between us and the underwriters, dealers and agents.

     We may grant underwriters who participate in the distribution of securities an option to purchase additional securities to cover over-allotments, if any, in connection with the distribution.

     All debt securities will be new issues of securities with no established trading market. Underwriters involved in the public offering and sale of debt securities may make a market in the debt securities. However, they are not obligated to make a market and may discontinue market making activity at any time. Therefore, we cannot give any assurances to you as to the liquidity of the trading market for any debt securities.

     Underwriters or agents and their associates may be customers of, engage in transactions with or perform services for us in the ordinary course of business.

                                 LEGAL MATTERS

     The validity of the issuance of our securities offered by this prospectus will be passed upon for LSI Logic Corporation by Wilson Sonsini Goodrich & Rosati, Professional Corporation, Palo Alto, California.

                                    EXPERTS

     The financial statements incorporated in this prospectus by reference to the Annual Report on Form 10-K as amended on Form 10-K/A for the year ended December 31, 1998 have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

                                    PART II

                   INFORMATION NOT REQUIRED IN THE PROSPECTUS

ITEM 14. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

     The aggregate estimated (other than the registration fee) expenses to be paid by the Registrant in connection with this offering are as follows:


Securities and Exchange Commission registration fee.......  $   166,800
NASD fees.................................................       61,000
Trustee's fees and expenses...............................       30,000
Accounting fees and expenses..............................      125,000
Legal fees and expenses...................................      350,000
Miscellaneous.............................................      100,000
                                                            -----------
  Total...................................................  $   832,800
                                                            ===========


ITEM 15. INDEMNIFICATION OF DIRECTORS AND OFFICERS OF LSI

CERTIFICATE OF INCORPORATION

     Article 10 of our Certificate of Incorporation provides that, to the fullest extent permitted by Delaware law, as the same now exists or may hereafter be amended, a director shall not be personally liable to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director. Delaware law provides that directors of a corporation will not be personally liable for monetary damages for breach of their fiduciary duties as directors, except for liability:

     - for any breach of their duty of loyalty to the corporation or its stockholders,

     - for acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law,

     - for unlawful payments of dividends or unlawful stock repurchases or redemptions as provided in Section 174 of the Delaware General Corporation Law, or

     - for any transaction from which the director derived an improper personal benefit.

BYLAWS

INDEMNIFICATION ARRANGEMENTS

     Our bylaws provide that our directors, officers and agents shall be indemnified against expenses including attorneys' fees, judgments, fines, settlements actually and reasonably incurred in connection with any proceeding arising out of their status as such, if such director, officer or agent acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of LSI Logic Corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe such conduct was unlawful.

     We have entered into agreements to indemnify our directors and officers, in addition to the indemnification provided for in our Certificate of Incorporation and Bylaws. These agreements, among other things, indemnify our directors and officers for certain expenses, including attorney's fees, judgments, fines and settlement amounts incurred by any such person in any action or proceeding, including any action by or in the right of LSI, arising out of such person's services as a director or officer of LSI, any subsidiary of LSI or any other company or enterprise to which the person provides services at the request of LSI.

ITEM 16. EXHIBITS

     The following exhibits are filed herewith or incorporated by reference herein:


    EXHIBIT
    NUMBER                            EXHIBIT TITLE
    -------                           -------------
      1.1      Form of Underwriting Agreement for Common Stock.*
      1.2      Form of Underwriting Agreement for Debt Securities.*
      3.1      Amended and Restated Certificate of Incorporation.(1)
      3.2      Bylaws.(2)
      4.1      Form of Senior Indenture.
      4.2      Form of Subordinated Indenture.
      4.3      Form of Senior Debt Security (included in Exhibit 4.1).
      4.4      Form of Subordinated Debt Security (included in Exhibit
               4.2).
      5.1      Opinion of Wilson Sonsini Goodrich & Rosati, Professional
               Corporation.
     12.1      Computation of Ratio of Earnings to Fixed Charges.**
     23.1      Consent of PricewaterhouseCoopers LLP, independent
               accountants.
     23.2      Consent of Wilson Sonsini Goodrich & Rosati, Professional
               Corporation (included in Exhibit 5.1).
     24.1      Power of Attorney of certain directors and officers of LSI
               Logic Corporation (see page II-4 of the initial filing of
               this Form S-3).**
     25.1      Form T-1 Statement of Eligibility of Trustee for Senior
               Indenture under the Trust Indenture Act of 1939.
     25.2      Form T-1 Statement of Eligibility of Trustee for
               Subordinated Indenture under the Trust Indenture Act of
               1939.


------------------------

 *  To be filed as an exhibit to Form 8-K.


**  Previously filed.

(1) Incorporated by reference to exhibits filed with the Registrant's Registration Statement on Form S-8 (No. 333-57563) filed June 24, 1998

(2) Incorporated by reference to exhibits filed with the Registrant's Quarterly Report on Form 10-Q for the quarter ended June 26, 1998.

ITEM 17. UNDERTAKINGS

     The undersigned Registrant hereby undertakes:

     (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement:

          (a) To include any prospectus required by Section 10(a)(3) of the Securities Act,

          (b) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the Registration Statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20 percent change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement,

          (c) To include any material information with respect to the plan of distribution not previously disclosed in the Registration Statement or any material change to such information in the Registration Statement;

provided, however, that clauses (a) and (b) do not apply if the information required to be included in a post-effective amendment by such clauses is contained in periodic reports filed with or furnished to the Securities and Exchange Commission by the Registrant pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934 (the "Exchange Act") that are incorporated by reference in the Registration Statement.

     (2) That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

     (4) That, for purposes of determining any liability under the Securities Act, each filing of the Registrant's annual report pursuant to Section 13(a) or Section 15(d) of the Exchange Act that is incorporated by reference in this Registration Statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the provisions described under Item 15 above, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities, other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding, is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

     The undersigned Registrant hereby undertakes that:

     (1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the

         Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

     (2) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES


     Pursuant to the requirements of the Securities Act, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Amendment No. 2 to the Registration Statement on Form S-3 to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Milpitas, State of California, on August 18, 1999.


                                       LSI LOGIC CORPORATION

                                       By:      /s/ WILFRED J. CORRIGAN
                                          --------------------------------------
                                           Name: Wilfred J. Corrigan
                                           Title: Chairman, Chief Executive
                                                  Officer and Director


     Pursuant to the requirements of the Securities Act, this Amendment No. 2 to the Registration Statement has been signed by the following persons in the capacities and on the dates indicated.



                        NAME                                  TITLE              DATE
                        ----                                  -----              ----
               /s/ WILFRED J. CORRIGAN                 Chairman, Chief      August 18, 1999
-----------------------------------------------------  Executive Officer
                 Wilfred J. Corrigan                   and Director
                                                       (Principal
                                                       Executive Officer)

                          *                            Executive Vice       August 18, 1999
-----------------------------------------------------  President, Chief
                  R. Douglas Norby                     Financial Officer
                                                       and Director
                                                       (Principal
                                                       Financial Officer
                                                       and Principal
                                                       Accounting Officer)

                          *                            Director             August 18, 1999
-----------------------------------------------------
                      T.Z. Chu

                          *                            Director             August 18, 1999
-----------------------------------------------------
                  Malcolm R. Currie

                          *                            Director             August 18, 1999
-----------------------------------------------------
                   James H. Keyes

                          *                            Director             August 18, 1999
-----------------------------------------------------
                 Matthew J. O'Rourke

            *By: /s/ WILFRED J. CORRIGAN
  ------------------------------------------------
                 Wilfred J. Corrigan
                  Attorney-in-Fact

                                 EXHIBIT INDEX


EXHIBIT
NUMBER                            EXHIBIT TITLE
-------                           -------------
  1.1      Form of Underwriting Agreement for Common Stock.*
  1.2      Form of Underwriting Agreement for Debt Securities.*
  3.1      Amended and Restated Certificate of Incorporation.(1)
  3.2      Bylaws.(2)
  4.1      Form of Senior Indenture.
  4.2      Form of Subordinated Indenture.
  4.3      Form of Senior Debt Security (included in Exhibit 4.1).
  4.4      Form of Subordinated Debt Security (included in Exhibit
           4.2).
  5.1      Opinion of Wilson Sonsini Goodrich & Rosati, Professional
           Corporation.
 12.1      Computation of Ratio of Earnings to Fixed Charges.**
 23.1      Consent of PricewaterhouseCoopers LLP, independent
           accountants.
 23.2      Consent of Wilson Sonsini Goodrich & Rosati, Professional
           Corporation (included in Exhibit 5.1).
 24.1      Power of Attorney of certain directors and officers of LSI
           Logic Corporation (see page II-4 of the initial filing of
           this Form S-3).**
 25.1      Form T-1 Statement of Eligibility of Trustee for Senior
           Indenture under the Trust Indenture Act of 1939.
 25.2      Form T-1 Statement of Eligibility of Trustee for
           Subordinated Indenture under the Trust Indenture Act of
           1939.


-------------------------

 * To be filed as an exhibit to Form 8-K.


** Previously filed.

(1) Incorporated by reference to exhibits filed with the Registrant's Registration Statement on Form S-8 (No. 333-57563) filed June 24, 1998.

(2) Incorporated by reference to exhibits filed with the Registrant's Quarterly Report on Form 10-Q for the quarter ended June 26, 1998.